UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 11)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended on February 18, 2011, March 2, 2011, March 8, 2011, March 9, 2011, March 11, 2011, March 23, 2011, April 18, 2011, April 20, 2011, May 31, 2011 and June 16, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end the following:

Expiration of the Offer.

On June 24, 2011, Danaher issued a press release announcing that at 5:00 p.m., New York City time, on Friday, June 24, 2011 the Offer expired as scheduled. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 5:00 p.m., New York City time, on June 24, 2011, approximately 63,087,256 Shares were tendered pursuant to the Offer and not withdrawn, 4,646,009 of which were presented pursuant to notices of guaranteed delivery. Assuming all Shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 88.08% of all outstanding Shares have been tendered (the percentage is 81.59% if guaranteed delivery Shares are not taken into account). Therefore, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. Purchaser has accepted all tendered Shares for payment pursuant to the terms of the Offer and will promptly pay for such Shares.

On June 24, 2011, in addition to announcing the expiration and results of the Offer, Danaher announced in a press release that Purchaser has commenced a subsequent offering period for all remaining untendered Shares that will expire at midnight, New York City Time, at the end of Wednesday, June 29, 2011, unless extended. Purchaser will immediately accept and promptly pay the purchase price of $83.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, for all Shares properly tendered during the subsequent offering period as they are tendered. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares validly tendered during the subsequent offering period will be accepted for payment on a daily, “as tendered” basis and, accordingly, may not be withdrawn. Danaher and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law.

The full text of the press release issued by Danaher announcing the expiration and results of the Offer and commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(F), and the information set forth in the press release is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(F)	Press Release issued by Danaher Corporation on June 24, 2011 (incorporated by reference to exhibit (a)(5)(I) to Schedule TO-T/A of Danaher Corporation and Djanet Acquisition Corp., filed with the SEC on June 24, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/S/ Arnold A. Pinkston
Name: Title:	Arnold A. Pinkston Senior Vice President, General Counsel and Secretary

Dated: June 24, 2011

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